Exhibit 99.4

Report of Independent Registered Chartered Accountants

To the Trustee of

Canetic Resources Trust:

We have audited the balance sheet of Canetic Resources Trust as at December 31, 2005. This financial statement is the responsibility of the management of 1198329 Alberta Ltd. on behalf of Canetic Resources Trust. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of Canetic Resources Trust as at December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Canetic Resources Trust is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audit included consideration of internal controls over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Canetic Resources Trust’s internal control over financial reporting. Accordingly we express no such opinion.

Calgary, Alberta, Canada
March 3, 2006	Independent Registered Chartered Accountants

Canetic Resources Trust

Balance Sheet

As at December 31, 2005

Assets
Current Assets
Cash	$10,000
$10,000

Unitholder’s Equity
Unitholder’s Equity	$10,000
$10,000

See accompanying notes

Approved on behalf of Canetic Resources Trust, by 1198329 Alberta Ltd.

(signed) “Spencer Coupland”
Director

1.                             Formation and Financial Presentation

Canetic Resources Trust (“Canetic Trust”) is an open-ended unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture dated November 16, 2005. Canetic Trust has not carried on active business since inception. Canetic Trust will be managed by Canetic Energy Inc., which will be a subsidiary of Canetic Trust upon completion of the Plan of Arrangement involving Acclaim Energy Trust (“Acclaim”), Acclaim Energy Inc., StarPoint Energy Trust (“StarPoint”), StarPoint Energy Ltd., Canetic Resources Trust, TriStar Oil and Gas Ltd. (“TriStar”), TriStar Finance Ltd., 1198330 Alberta Ltd., Acclaim Securityholders, StarPoint Securityholders and TriStar Finco Securityholders (see note 3).

2.                             Unitholder’s Equity

Authorized

An unlimited number of Trust Units

Issued

Trust Units	# of Units	Amount
Issued upon Settlement	1,000	$10,000
Balance as of December 31, 2005	1,000	$10,000

3.                             Subsequent Events

a)  On September 19, 2005, Acclaim and StarPoint jointly announced that their respective Boards of Directors had unanimously approved a proposal to combine the two entities pursuant to a Plan of Arrangement (“Arrangement”) which resulted in the creation of Canetic Resources Trust. The merger received both Acclaim and StarPoint unitholder approval on December 19, 2005 and the Arrangement closed on January 5, 2006. Each Acclaim unitholder received 0.8333 of a Canetic unit for each unit they owned and each StarPoint unitholder received 1.000 Canetic unit for each unit they owned. Unitholders in both Acclaim and StarPoint also received common shares in a new publicly-listed junior exploration company, TriStar Oil & Gas Ltd., with assets from both Acclaim and StarPoint. Each Acclaim unitholder received 0.083 of a TriStar common share for each unit they owned and each StarPoint unitholder received 0.1000 of a TriStar common share for each unit they owned. In addition, each Acclaim unitholder received 0.0175 of a TriStar warrant for each unit they owned and each StarPoint unitholder received 0.0210 of a TriStar warrant for each unit they owned. The merger will be accounted for as an acquisition by Canetic using the purchase method of accounting.

b)  Concurrent with the Arrangement, Canetic entered into a new credit facility with a syndicate of chartered banks that includes an extendible revolving credit facility of $1,100 million and a working capital facility of $50 million. Canetic may draw under the credit facility by way of:

a)  Prime rate loans in Canadian dollars;

b)  U.S. base rate loans in U.S. dollars

c)  Canadian and U.S. dollar Banker’s Acceptances

d)  London Inter-Bank Offered Rate (“LIBOR”) loans in U.S. dollars

e)  Letters of Credit to be issued in Canadian or U.S. dollars

The credit facility will be available on a revolving basis for a period ending May 31, 2006. Canetic may request an extension of the revolving period for a maximum period of 364 days. In the event that the extension is not approved, the unutilized portion of the credit facility will be cancelled on the last day of the revolving period and any outstanding debt will be converted to a two year non-revolving loan repayable in equal quarterly installments commencing on the first anniversary of the term period. Prime rate and U.S. base rate loans bear interest at the lenders’ prime rate. The rate charged on the other amounts drawn is based upon rates and fees outlined in the lending agreement. The credit facility is unsecured.

c)  The Board of Directors of Canetic approved a Restricted Unit and Performance Unit incentive plan (the “Plan”). Under the terms of the Plan, both Restricted and Performance Units may be granted to directors, officers, employees of, and consultants and services providers to the Trust or any of its subsidiaries. Restricted units of the Trust vest evenly over three years, commencing on the first anniversary date of grant, with the number of Trust Units issued adjusted for the value of the distributions from the time of the granting to the time when the Trust Units are issued.

Performance units vest on the third anniversary date of the grant, adjusted for the value of the distributions, plus a further upward or downward adjustment based on the Trust’s performance relative to the performance of a group of comparable publicly traded oil and gas royalty trusts.

4.                             Differences between Canadian and United States Generally Accepted Accounting Principles

Canetic Trust’s balance sheet has been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These principles, as they pertain to Canetic Trust’s balance sheet differ from generally accepted accounting principles in the United States of America (“U.S. GAAP”) as follows:

The application of U.S. GAAP would have the following effects on the balance sheet as reported:

	Canadian GAAP	Increase (Decrease)	U.S. GAAP
December 31, 2005
Temporary equity (Note a))	0	10,000	10,000
Unitholder’s equity	10,000	(10,000)	0

a)                                    Temporary equity

Canetic Trust has issued Trust Units that are redeemable at the option of the unitholder. Under Canadian GAAP, trust units are classified as unitholders’ equity. For U.S. GAAP, trust units that are redeemable at the option of the unitholder, are valued at their redemption value and presented as temporary equity which is not included in unitholders’ equity. The redemption value of the Trust Units is based on the trading value of the Trust Units at the balance sheet date. Changes in redemption value are charged or credited to accumulated earnings.

Recent Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123(R), Share Based Payments, which will eliminate the use of Accounting Principles Board (“APB”) Opinion 25 for measuring and recognizing stock-based compensation for annual reporting periods beginning after June 15, 2005. The Trust is considering the effect of adoption of SFAS 123(R) on the Trust’s measurement and recording of compensation costs to determine if there is any difference in how the Trust measures compensation cost under APB Opinion 25 and SFAS 123(R).

In December 2004, the FASB issued SFAS 153, Exchanges of Non-monetary Assets, an amendment of APB Opinion 29, “Accounting for Non-monetary Transactions”. This amendment eliminates the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. Under SFAS 153, if a non-monetary exchange of similar productive assets meets a commercial-substance criterion and fair value is determinable, the transaction must be accounted for at fair value resulting in recognition of any gain or loss. This statement is effective for non-monetary transactions in fiscal periods that begin after June 15, 2005. The adoption of this statement does not have an impact on the Trust.

In June 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections, which replaces APB Opinion 20 and FASB Statement 3. Statement 154 changes the requirements for the accounting and reporting of a change in accounting principle. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including the cumulative effect of the new accounting principle in net income of the period of the change. Statement 154 now requires retrospective application of changes in accounting principle to prior period financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The Statement is effective for fiscal years beginning after December 15, 2005. We do not expect the adoption of this statement will have a material impact on our results of operations or financial position.

In February 2006, FASB issued SFAS 155, Accounting for Certain Hybrid Financial Instruments – an amendment of SFAS 133 and 140. This statement amends SFAS 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.  This Statement resolves issues addressed in SFAS 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.  The statement a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, c)establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation, d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and e) amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  This statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006 with early adoption permitted. The Trust is considering the effect of adoption of SFAS 155.

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations” (FIN 47). FIN 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. Since the obligation to perform the asset retirement activity is unconditional, FIN 47 provides that a liability for the fair value of a conditional asset retirement obligation should be recognized if that fair value can be reasonably estimated, even though uncertainty exists about the timing and/or method of settlement. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of a conditional asset retirement obligation under SFAS 143. FIN 47 is effective for fiscal years ending after December 15, 2005. The adoption of this statement does not have an impact on the Trust.